Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For February 28, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

28 February 2007
GALLAHER GROUP PLC
Total Voting Rights
In conformity with Disclosure and Transparency Rule 5.6.1, Gallaher Group Plc (“Gallaher”) is required to notify the market of the following:
At the date of this announcement, Gallaher’s capital consists of 657,113,157 ordinary shares of 10 pence each, all with voting rights.
Note that, in accordance with the Scheme Document posted on 19 January 2007 in respect of the recommended cash offer for Gallaher by JTI (UK) Management Ltd (“JTI (UK)”) by means of a Scheme of Arrangement as announced on 15 December 2006, the 52,824,006 ordinary shares in Gallaher held by JTI (UK), which amount to 8.039% of Gallaher’s total issued share capital, will not confer a right to vote at either the Court Meeting or the EGM to be held in connection with the Scheme of Arrangement on 9 March 2007.
The Company does not hold any shares in Treasury.
The above figure 657,113,157 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in Gallaher under the FSA’s Disclosure and Transparency Rules.”

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
		Name:	Robin Miller
Date: March 1, 2007		Title:	Deputy Company Secretary